Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number +852-2514-7665	E-mail Address jpark@stblaw.com

November 8, 2021

VIA EDGAR

Re:	Generation Asia I Acquisition Limited Amendment No. 1 to Draft Registration Statement on Form S-1 Filed October 22, 2021 File No. 333-260431

Margaret Schwartz

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Generation Asia I Acquisition Limited (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) an Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the above-referenced Amendment No. 1 to Registration Statement on Form S-1 in response to the Staff’s comments in its letter, dated November 5, 2021 (the “Comment Letter”), and to otherwise update the Company’s disclosure.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

DANIEL FERTIG    ADAM C. FURBER    YI GAO    ADAM S.  GOLDBERG    MAKIKO HARUNARI    IAN C. HO    JONATHAN HWANG     ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL     CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK            BEIJING            HOUSTON            LONDON             LOS ANGELES            PALO ALTO            SÃO PAULO            TOKYO            WASHINGTON, D.C.

Securities and Exchange Commission	2	November 8, 2021

Prospectus Summary, page 1

1.

We note your response to prior comment 1. Please revise the Summary disclosure to clarify that the risks associated with the uncertainties in the interpretation and enforcement of PRC laws, rules and regulations would apply to you if you pursue an initial business combination target that is based in China or Hong Kong regardless of whether you will have a VIE structure post-business combination. Additionally, we note that prior to your initial business combination, you are currently not required to obtain from Chinese authorities any permission to issue your securities to foreign investors and to operate your company. Please disclose the consequences to you and your investors if you inadvertently conclude that approvals are not required, or applicable laws, regulations, or interpretations change.

In response to the Staff’s comment to clarify the risks regardless of whether we will have a VIE structure post-business combination, the Company has added the requested disclosure on pages 15 and 68-69.

In response to the Staff’s comment to disclose the consequences if we inadvertently conclude that approvals are not required, or applicable laws, regulations, or interpretations change, the Company has added the requested disclosure on page 17.

2.

We note your response to prior comment 2. Please revise to expressly state that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 14 and 72.

3.

We note your revisions in response to prior comment 3. As requested by our prior comment, please continue to expand your summary risk factor disclosure to describe the significant liquidity risks and, with respect to all of these risks described in this summary section, please cross-reference to the more detailed discussion of these risks in the prospectus. Additionally, please include a summary risk factor that specifically states that rules and regulations in China can change quickly with little advance notice and also describe the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment to expand our risk factor to describe the significant liquidity risks and cross-reference to the more detailed discussion of such risks, the Company has added the requested disclosure on pages 15 and 48 and cross-referenced them to the more detailed discussion the Company has added on page 78-79.

Securities and Exchange Commission	3	November 8, 2021

In response to the Staff’s comment to specifically state that rules and regulations in China can change quickly, describe the risk the Chinese government may intervene or may exert more control, and acknowledge any such risks could significantly limit or completely hinder our ability, the Company has added the requested disclosure on page 47 and also added more detailed discussion on pages 70-71.

4.

We note your response to prior comment 5. Please include on the cover page your previous response to prior comment 5. In your revised disclosure here and on the cover page, please also describe the potential restrictions on your ability to make loans to or capital contributions to your PRC subsidiary if you pursue an initial business combination target that is based in China or Hong Kong and include disclose regarding the potential to distribute earnings or settle amounts owed under VIE agreements if you conduct your operations with a VIE.

In response to the Staff’s comment, the Company has added the requested disclosure on the cover page and page 15. The Company also added more detailed discussion on pages 77 and 79.

5.

We note your response to prior comment 6. Please clarify that in addition to being delisted from Nasdaq, your Units (or Class A Ordinary Shares and Warrants, as the case may be) may be prohibited from trading if the PCAOB is unable to inspect your auditors for more than three consecutive years and indicate that the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if enacted, would require foreign companies to comply with PCAOB audits within two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

In response to the Staff’s comment, the Company has added the requested disclosure on page 17.

RISK FACTORS, page 51

6.

We note from the audit opinion and your risk factor on page 73 that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 74-76.

Securities and Exchange Commission	4	November 8, 2021

*                *                 *                *                *

Please do not hesitate to call me at +852 2514-7665 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses. Please send any correspondence to Roy Kuan, Chief Executive Officer of the Registrant (rkuan@gen-mgmt.com), and to me (jpark@stblaw.com).

Very truly yours,

/s/ Jin Hyuk Park
Jin Hyuk Park

cc:	Securities and Exchange Commission
Christine Torney
Brian Cascio
Jeffrey Gabor

Generation Asia I Acquisition Limited
Roy Kuan

Skadden, Arps, Slate, Meagher & Flom LLP
Peter X. Huang